The Economic Department of the Tel Aviv – Jaffa District Court

Civil File 6304-01-11, Bontan Corporation Inc. et al. v. Shaldieli Ltd. et al.

Before the Honorable Judge Ruth Ronen

Plaintiffs	1.	Bontan Corporation Inc.
2.	Israel Oil & Gas Corporation
represented by Counsel, Adv. Zailer and Adv. Mantinband

– v. –

Defendants	1.	Shaldieli Ltd.
represented by Counsel, Adv. Sarid
2.	Mr. Yaron Shalom Yenni
3.	Upswing Capital Ltd.
4.	Asia Development (A.D.B.M.) Ltd.
represented by Counsel, Adv. Doron
5.	Howard H. Cooper
6.	International Three Crown Petroleum LLC
7.	JKP Petroleum Company Limited
8.	Israel Petroleum Company Limited
9.	IPC Oil & Gas Israel
represented by Counsel, Adv. Weissman, Bar-Or, Gil and Shapira

Defendants

Ruling

The Petitioners filed a Petition for the issuance of a temporary injunction against the Respondents, in which they asked the Court to forbid the Respondents to continue or to progress in the execution of an agreement which had been signed on October 25, 2010 between Respondent No. 1 (hereinafter: “Shaldieli”), of the first part, and Respondent No. 3 (the company wholly owned by Respondent No. 2) and Respondent No. 8, of the second part (this transaction shall hereinafter be referred to as the “Shaldieli Transaction” or the “Shaldieli Agreement”). It should be noted that Respondent No. 2 is the CEO and a Director of Shaldieli, and that he indirectly holds approximately 7.69% of the share capital therein. Respondent No. 4 holds 11.86% of the share capital in Shaldieli. Approximately 65% of the share capital in Shaldieli is held by the public.

The Petitioners also petitioned the Court to order Shaldieli to refrain from holding a meeting of shareholders which it had called for January 17, 2011 (or any other meeting of shareholders which is intended to bring the Shaldieli Transaction before the Meeting for approval).

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Factual background

Petitioner No. 2 holds 76.79% of the share capital of Respondent No. 8 (hereinafter: “IPC”. Petitioner No. 1 is the parent company of Petitioner No. 1 [Translator’s note: as written]  (the two Petitioners shall hereinafter be referred to jointly as the “Petitioners” or “Bontan”).

Respondent No. 6 (hereinafter: “ITC”) holds 23.21% of IPC and serves as the sole Director thereof. Respondent No. 5 (hereinafter: “Cooper”), through two companies which are under his entire control (Respondents No. 6 and No. 7), holds 23.21% of the share capital of IPC, and he is also the sole Director of IPC.

IPC owns 50% of the holdings in Respondent No. 9 (hereinafter: the “Limited Partnership”). The Limited Partnership holds 13.6% of the rights in the Israeli online gas exploration licenses in the Mediterranean Sea, in the “Myra” and “Sarah” fields (hereinafter: the “Licenses”).

A company by the name of PetroMed Corp. (hereinafter: “PetroMed”) received oil exploration licenses from the Petroleum Commissioner on August 14, 2008. In addition, PetroMed held a preliminary exploration permit, with a priority right (hereinafter: “Benjamin”). PetroMed ran into difficulties, because it could not fulfill its duties pursuant to the Licenses. Accordingly, it contacted Mr. Cooper, and engaged with him, on October 18, 2009, in an agreement, by virtue of which ITC was given an option to purchase PetroMed’s rights in the Licenses and in the permit.

Early in March 2010, Mr. Cooper was apprised of the fact that PetroMed was holding discussions toward the sale of the Licenses with new investors, headed by Mr. Ofer Nimrodi in the course of the negotiations which were conducted with Mr. Nimrodi – who claimed that the transaction between himself and PetroMed was a “done deal” – the parties, on March 25, 2010, reached a settlement agreement (which was attached as Appendix 6 to the Petition and shall hereinafter be referred to as the “Settlement Agreement”), in which the distribution of the percentages to be held by all the parties in the Licenses was agreed upon.

In May 2010, the Limited Partnership was established, and IPC’s rights in the Licenses were transferred to it. In October 2010, IPC engaged in an agreement with the Ofer Group, and transferred to it one half of the rights in the Limited Partnership.

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In the present Petition, the Petitioners claimed that IPC had agreed – within the framework of the Shaldieli Transaction – to transfer IPC’s assets to Shaldieli against the allocation of 90% of the shares in Shaldieli. The Shaldieli Transaction also governs option agreements, consultancy, salary, benefits and so forth. At the end of the process, or so it was argued, IPC’s share would be diluted and its share would decrease to approximately 80%. According to an argument that was set forth by the Petitioners, the Shaldieli Transaction is beneficial [for] ITC and for its controlling party, Mr. Cooper. The Petition which is presently at hand refers to the arguments that have been set forth by the Petitioners with regard to the Shaldieli Transaction.

The arguments that have been set forth by the Petitioners

As set forth above, the Petitioners claim that the Shaldieli Transaction was made without the approval of Bontan, in a way which runs counter to the Shareholders’ Agreement. This is because, pursuant to the Shareholders’ Agreement, the consent of the Petitioners, which hold the majority of the shares in IPC, is required for a transaction such as the Shaldieli Transaction. Because the consent of the Petitioners to the Shaldieli Transaction was not given – and will not be given, the Transaction cannot be carried out.

The Petitioners referred to sections of the Shareholders’ Agreement, pursuant to which – or so it was argued – it was not possible to carry out the Transaction without obtaining their consent.

The Petitioners claimed that the Shaldieli Transaction is capable of causing severe prejudice to their interests, because it gives rise to a situation whereby 10% of their assets will be taken from them (and this percentage is likely to increase to 20%); resources will be diverted to various functionaries for the benefit of ITC, Cooper and their cronies, at the expense of the Petitioners; and the protection with regard to the management of IPC, which was conferred upon them by virtue of the Shareholders’ Agreement, will be taken away.

It was further argued that, as a result of the Transaction, monies in the amount of $2 million will be taken from IPC, for the benefit of Cooper. This is because Shaldieli is obligated to invest monies which the Limited Partnership will raise in the future, and the amount of $2 million will serve to repay the past debts of the Limited Partnership vis-à-vis IPC. The Petitioners claim that, to the best of their understanding, the meaning of this section is that ITC intends to obtain payment of various financial obligations which ITC and Cooper claim are due to them from IPC.

The Petitioners further claimed that, as a result of the Shaldieli Transaction, the activity of IPC is being transferred to Shaldieli. Shaldieli is an Israeli company, which is traded on the Stock Exchange in Israel, and this constitutes a difficulty for the Petitioners. The Petitioners further claimed that, not only Cooper and his cronies, but also the controlling parties of Shaldieli, received a benefits package within the framework of the Shaldieli Transaction.

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The Petitioners claimed that, in light of that which has been set forth above, the Shaldieli Transaction is not beneficial for them, it could not be carried out without their consent, and they are opposed to the Transaction.

The Petitioners claimed that, prior to the engagement in the Shaldieli Transaction, Mr. Cooper contacted them and requested their approval of the Transaction, but that, notwithstanding their opposition, the Transaction was signed on October 25, 2010.

The Petitioners claimed that, in light of that which has been set forth above, the conditions for the issuance of a temporary injunction are fulfilled, and that the balance of convenience tends to favor them.

The arguments that have been set forth by the Respondents

Respondents No. 5 through No. 9 were opposed to the Petition. According to an argument that was set forth by them, Bontan breached its undertakings by virtue of the Shareholders’ Agreement and did not transfer the amounts which it was supposed to transfer to IPC, or did not transfer them in a timely manner. Nor did it take measures to raise the amount of $12.5 million for the purpose of performing seismic surveys.

According to an argument that was set forth by Respondents No. 5 through No. 9, after IPC lost the Benjamin permit, the Petroleum Commissioner announced, in February 2010, that he would also expropriate the Licenses if the results of the seismic surveys were not handed in by April 1, 2010. At the end of the process, part of the ownership of the Licenses was transferred to other investors by virtue of the Settlement Agreement described above, whereby, as early as the Settlement Agreement, the possibility of raising money from the public in Israel was foreseen.

Respondents No. 5 through No. 9 went on to claim that IPC decided to hold the licenses through a Limited Partnership, and that IPC’s rights in the project were transferred to the Partnership. Subsequently, on October 11, 2010, an agreement was signed with the Ofer Bros. Group (hereinafter: the “Ofer Agreement”), by virtue of which the Ofer Group was supposed to provide the financial soundness which Bontan had not provided. By virtue of that Agreement, one-half of the rights in the IPC Partnership were conferred upon the Ofer Group.

According to an argument that was set forth by Respondents No. 5 through No. 9, IPC is still in need of financing, and it came to the conclusion that the best way to obtain it was by purchasing shares in a public company, the shares of which were registered for trading on the Tel Aviv Stock Exchange. It decided to transfer IPC’s assets to that company, which would implement an issue on the Tel Aviv Stock Exchange. It was argued that the controlling party of Bontan, Mr. Robinson, had agreed to a transaction in this outline, but that he preferred to carry out the transaction with a different entity – Mr. Zimmerman. According to that argument, Mr. Zimmerman has holdings in Bontan, and Mr. Robinson expected to receive a personal benefit from him as a result of the transaction.

Respondents No. 5 through No. 9 claimed that there was no basis to the allegation that Mr. Cooper was in a state of conflict of interest, for several reasons.

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First of all, ITC waived a right which it had held, within the framework of the Settlement Agreement, in favor of IPC. By virtue of the Settlement Agreement, it was agreed that ITC would serve as a general partner in the context of the public offering of IPC’s activity in Israel, and that it would receive royalties which are customary for a general partner in the field of gas and oil exploration. This right was evaluated at a value of between $15 million and $57 million. As part of the Shaldieli Transaction, ITC agreed to transfer that right to the public company.

On the other hand, it was agreed between Shaldieli and Cooper that Cooper would be appointed as Chair of the Board of Directors, against the payment of a salary, following the Transaction. Cooper’s employment agreement has not yet been signed, and in order to remove any fear of conflict of interest, it was agreed that any benefit to which Cooper was entitled, above a basic salary of $20,000, would be deposited in trust and would be held there until the approval of the majority of shareholders in IPC for the Transaction was obtained, or – should no such approval be given – until confirmation by a competent court was obtained.

Respondents No. 5 through No. 9 claimed that the Shareholders’ Agreement was governed by the law of the State of Delaware. According to an argument that was set forth by then, the Shareholders’ Agreement, pursuant to its interpretation under Delaware law, states that there was authority to carry out the Transaction, as it was carried out, even without obtaining the consent of Bontan.

Respondents No. 5 through No. 9 further claimed that, since the establishment of the Limited Partnership in May 2010, IPC no longer holds rights in the Licenses themselves, but rather, that it is a limited partner in the Partnership, and Bontan did not dispute this. As to the argument that Shaldieli is not subject to the Shareholders’ Agreement, the Respondents claimed that the Limited Partnership is also not subject thereto.

Respondents No. 5 through No. 9 claimed that the Petition should also be denied due to the Petitioners’ lack of moral probity. According to an argument that was set forth by them, the Petitioners did not disclose some of the relevant facts which they should have disclosed in the Petition, including the fact that Bontan had been willing, in the past, to engage in a different shell transaction.

It is also appropriate to deny the Petition for reasons of delay. It was argued that Mr. Cooper had informed Mr. Robinson, as early as October 25, 2010, that the completion of the Transaction was expected to take place in November 2010. Counsel for Bontan threatened to file a legal action, but did not do so. Even if, as the Petitioners claim, they became aware of the information with regard to the Transaction only on December 11, 2010, this represents a considerable delay, which, in and of itself, justifies the denial of the Petition.

According to the approach adopted by Respondents No. 5 through No. 9, the Petition should also be denied because the balance of convenience tends to favor the Respondents. IPC, or so they argue, is having cash flow problems, due to the breach of the financing agreement by Bontan. An injunction would mean a death blow for the Transaction, because a delay of several months for the Transaction would be tantamount to an eternal delay.

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Respondents No. 1 through No. 4 also responded to the Petition. According to their argument, Shaldieli engaged in the Shaldieli Agreement with IPC, which was operating through its organs which had been empowered by it to act, and accordingly, the Agreement is a valid agreement. It is intended, as set forth above, to enable IPC to obtain business advantages. Thus, it was argued that IPC’s situation will improve, relative to its situation immediately prior to the Shaldieli Transaction, as a result of the Transaction, as, in the present situation, IPC is a limited partner in the Partnership, and does not have the ability to influence its actions. In addition, it was argued that IPC will be able to raise capital from the public through an issue of its shares, and this is of importance as far as IPC is concerned. It was further argued that the activity within the framework of the public company will render IPC’s rights marketable. The use of an existing publicly traded shell obviates the need for a long, expensive process of issuing shares on the Exchange.

It was further argued that, following the performance of the Transaction, IPC would be able to exercise its powers as a controlling party of a public company, which operates transparently and under regulatory supervision, instead of being a limited partner in a partnership – as it is today.

Respondents No. 1 through No. 4 further argued that the allocation of the shares to IPC within the framework of the Shaldieli Transaction was at the customary percentage. It was also argued that the terms of employment of Messrs. Cooper and Rabina are reasonable, and that they were set in accordance with their responsible positions. In any event, or so it was argued, payment to them will not be at the expense of IPC; rather, it will come from the money which is to be raised from the public. According to their argument, the consultancy agreement with Respondent No. 3 is also an acceptable agreement.

The parties, according to their argument, acted with complete transparency, and the arguments with regard to deceptive reports are not correct. IPC was represented in the Transaction by its Board of Directors, and the Petitioners chose not to dismiss the Directors.

Respondents No. 1 through No. 4 further argued that the Petitioners are estopped from claiming that Mr. Cooper had no authority to engage in the Transaction, because IPC had formerly engaged in transactions for the establishment of the Limited Partnership, and the transfer of all of IPC’s rights to it, and in a transaction for the transfer of 50% of IPC’s rights in the Licenses to the Ofer Group. The Petitioners did nothing to cancel the representation which arose from the engagement in those transactions – a representation which indicates that ITC and Cooper are authorized to carry out those operations in the name of IPC.

Respondents No. 1 through No. 4 also argued that the Petition should be denied for reasons of delay. In this context, it was argued that the Transaction was reported to the Stock Exchange by Shaldieli as early as October 17, 2010, and Bontan admits that it was aware of it. Even after the signing of the Shaldieli Agreement, the Petitioners delayed – they sent warning letters on December 14 and December 15. However,

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even after their position was not accepted, they did not approach the Court until January 4, 2011, only about two weeks before the date of convocation of the General Meeting.

During this period, the Respondents’ situation changed for the worse – Shaldieli incurred expenses in the context of the Transaction, in the amount of approximately NIS 500,000, and waived other transactions. The situation of the investors which invested in Shaldieli during that period also changed for the worse.

It was further argued that the balance of convenience tends to favor the Respondents. According to their argument, due to the advantages of the Transaction, the Petitioners will not incur any damage whatsoever if the injunction is not issued and the Shaldieli Transaction is completed. On the other hand, if the injunction is issued as sought, this will doom the Transaction to extinction and will cause damage for the general public of investors, which currently holds shares in Shaldieli, whereby part of that public purchased its shares on the basis of its reliance on the Transaction which is presently at hand. It was argued that it is not appropriate to prevent the convocation of the General Meeting, because Shaldieli is a public company, which is competent to manage its internal affairs by itself, and the Petitioners cannot intervene therein.

According to an argument that was set forth by Respondents No. 1 through No. 4, the injunction will cause damage, because it will involve the loss of an opportunity to carry out a transaction during a period of time when share prices are high, and because an optimal window of opportunity currently exists for the performance of the Transaction. It was further argued that IPC is in need of cash, since it is likely, in the not-distant future, to have to inject huge amounts of money into the realization of the Licenses, and should it not do so – its share therein will be diluted yet again.

The Reply by the Petitioners

The Petitioners reply to the Responses by the Respondents. They argued that no significance should be attributed to the alleged fact that the Petitioners agreed to perform a shell transition in a different format. According to their argument, such transactions can be carried out in many ways, and in the Transaction which is presently at hand, the Petitioners’ rights are being diluted, they are being deprived of protection, benefits are being given out [to others], the Petitioners are not being given the possibility of issuing their own securities in other countries, and they are being subjected to Israeli regulation as the holders of an issued company.

The Petitioners argued that, according to the Shareholders’ Agreement, their approval for the Shaldieli Transaction is required. This may also be seen, they argued, from the position adopted by Shaldieli itself, which did not expressly state, in its Immediate Report to the Exchange, that such approval was not necessary.

The Petitioners commented on the question of the interpretation of various sections of the Shareholders’ Agreement, and claimed that the correct interpretation of that agreement indicates that their consent to the Shaldieli Agreement is required, by virtue of both the literal and the material interpretation of the Agreement.

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It was argued that the Petitioners never agreed to the Shaldieli Transaction, notwithstanding the fact that their approval is required for the purpose of implementing the Transaction. It was argued that even Cooper was aware of the need to obtain the Petitioners’ consent, and accordingly he asked Bontan for its consent to the Transaction in his letter dated October 15, 2010 (Appendix 13 to the Petition).

It was further argued that, should the Transaction be approved, the Petitioners will incur irreparable damage which cannot be quantified, because all of IPC’s assets will be sold to Shaldieli in exchange for shares in Shaldieli, in a manner involving a massive dilution of rights, denial of protection, conferral of benefits upon Mr. Cooper and his cronies, and a change for the worse in Bontan’s situation – specifically, because its shares will be blocked for a period of two years.

With regard to the previous transactions (the transaction which involved the establishment of the Limited Partnership, and the transaction which involved the transfer of 50% of the rights to the Ofer Group), it was argued that Bontan objected to the establishment of the Partnership, and even claimed that it amounted to real fraud. The Petitioners did not know, in real time, of the actual registration of the holding of the Licenses in the name of the Partnership; they became aware of this only retroactively, in the nature of a fait accompli.

With regard to the transaction with the Ofer Group, it was also carried out without Bontan’s knowledge. Bontan accepted the terms of that transaction after having examined them, but expressed its dissatisfaction with the conduct involved and its opposition to the management arrangements vis-à-vis the Ofer Group.

It was further argued that Cooper and ITC were attempting to “milk” Bontan in every possible way. On the subject of the financing, it was argued that the Petitioners have weighty arguments in the matter of the financing undertakings and in the matter of Cooper’s economic conduct as the Director of IPC. These arguments, however, are not required for the purpose of the decision regarding the present Petition.

The Petitioners argued that, by contrast to the arguments that have been set forth by the Respondents, the effect of the Shaldieli Transaction on the price of their shares was negative. It was further argued that Shaldieli was aware of the fact that the Transaction was subject to the approvals of IPC, insofar as said approvals were required. Therefore, since approvals by Bontan are necessary in order for IPC to be able to carry out the Transaction, the Transaction cannot be implemented without said approvals, pursuant to the Shaldieli Agreement itself.

As to the argument of delay – it was claimed that this argument must be denied. The Petitioners argued that no delay was involved in the filing of the Petition, as it was filed two weeks before the date of convocation of the General Meeting, and accordingly, no damage was done. According to their argument, only on December 11, 2010, when Shaldieli published its intention of holding a General Meeting for the purpose of improving the Transaction, did Bontan understand that the Transaction was being promoted and that strenuous action would be required in order to protect its rights. Accordingly, it addressed a letter in that context to Counsel for Cooper on December 14, 2010, and a letter to Shaldieli on December 16, 2010. It demanded a reply within seven days, and the Petition was filed after that time.

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It was further argued that the Respondents are not surprised by the filing of the Petition, and that they should have taken into account that the failure of the negotiations would mean that the Petition would be filed. It was also argued that the Respondents incurred no damage at all, as the Petition was filed two weeks before the date of convocation of the General Meeting, so that it would have been possible to postpone that date.

Discussion

The Parties supported the Petitions and the Responses with affidavits on their behalf and expert opinions. In the session of January 13, 2011, the Parties agreed to waive the examination of the affiants and the expert witnesses and to sum up their arguments in the Petition orally. This Ruling is accordingly being handed down on the basis of the material in the Court file and the oral summations which were heard on January 13, 2011.

It is a known fact that the Court must take two kinds of considerations into account when ruling on a petition for the issuance of a temporary injunction. It is necessary to examine the prima facie chances for the success of the action, on one hand, and the balance of convenience, on the other. These considerations are related to each other and influence each other; the greater the chances for the success of the action, the greater the leniency which can be shown to the Petitioner with regard to the balance of convenience, and vice versa. These considerations will be examined below

The chances for the success of the Action

In order to examine the chances for the success of the Action, it is first necessary to examine the entire question of the correct interpretation of the sections of the Shareholders’ Agreement, in order to determine whether Cooper was entitled to engage in the Shaldieli Agreement without having obtained Bontan’s consent thereto.

Section 2 (a) of the Shareholders’ Agreement specifies that ITC, which is the Director of IPC, has extensive powers to manage IPC; these powers include the authority to carry out many operations, including operations which, according to law, require the consent of the shareholders for the implementation thereof. This consent by the Parties to the agreement accordingly indicates that the Parties had faith in the managerial abilities of ITC and Mr. Cooper and that they relied on Mr. Cooper to carry out the management of the Company’s business himself and at his own discretion.

A reservation with regard to that set forth in Section 2 (a) of the Agreement appears in Section 2 (d) thereof. The latter section specifies that, notwithstanding that set forth with regard to the authorization given to ITC as the Director of IPC, the Director shall not be empowered to carry out, directly or indirectly, the operations which are listed in the subsections of that section, without the written consent of the shareholders which hold the majority of the shares (that is, Bontan).

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The Parties agree that these sections are the ones which set forth the conventions which were agreed upon by and between the Parties, with regard to cases in which Bontan’s consent is required for the performance of operations or transactions by the Director. The Parties also agree that these sections should be interpreted according to the applicable law of the State of Delaware.

The Parties filed expert opinions on their behalf, drawn up by experts in the law of the State of Delaware, with regard to what they believe to be the correct manner of interpretation of the sections of the Agreement. As set forth above, the Parties waived the cross-examination of the witnesses, including the experts. It should be noted that both of the experts believed that the law of the State of Delaware emphasizes the language of the agreement. The expert on behalf of the Petitioners emphasize that stipulations of good faith are implicitly included in agreements, and that, accordingly, the Agreement should be interpreted in light of the principle of good faith. It should be noted that the arguments that have been set forth by Respondents No. 5 through No. 9 indicate that they also accept the fact that it may well be appropriate to examine the objective of certain sections in the Shareholders’ Agreement, for the purpose of their interpretation (see e.g. Section 118 of the Response by Respondents No. 5 through No. 9, which argues that a section of the Agreement should be interpreted in light of its objective).

Because we are dealing with a Petition for a temporary remedy, I believe that, in order to examine the question of the chances for the success of the Action, the Court must examine the sections of the Agreement as set forth above and must express its prima facie position as to the correct manner of interpretation thereof – with regard to the question of whether Bontan’s consent to the Shaldieli Transaction was required.

With regard to the subsections of Section 2 (d), the Petitioners argued that Sections (ii), (iii), (v) and (vi) apply. Subsection (ii) of Section 2 (d) excludes that set forth in the above mentioned Section 2 (a), by specifying a prohibition for the Director with regard to the following issues:

... enter into any transaction involving the sale, conversion or merger of the Company with or into any other Person or the sale or other disposition of all or substantially all of the Company’s assets to any other person...

Subsection (iii) prohibits:

Issue any shares or other equity interest... in the Company to any person or otherwise admit any additional Person and stockholder of the Company...

Subsections (v) and (vi) prohibit engagements with Cooper or with ITC.

According to an argument that was set forth by the Petitioners, Subsection (ii) applies because it refers to a transaction involving the transfer of IPC’s activity to another entity – “any other person”. In the Shaldieli Transaction, all of IPC’s rights in the Limited Partnership (which holds the gas and oil Licenses in the Myra and Sarah fields) are transferred to Shaldieli. Such an operation, according to the argument that was set forth by the

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Petitioners, is blatantly in contravention of the prohibition in the above-cited Section 2 (d) (ii). The Petitioners argued that this is an express prohibition, and obviously an unequivocal one.

According to the argument that was set forth by the Petitioners, the reason for the protection in this section is clear: it is intended to prevent the possibility of transferring the Company’s activity to another entity. This is meant, inter alia, so as not to enable the circumvention of the provisions of the Shareholders’ Agreement with regard to the manner of management of IPC, by ostensibly transferring ITC’s activity to another entity, which is not subject to these limitations. This reason accordingly applies even if the rights are “concatenated” to a subsidiary, as is being done in the present Transaction.

The Respondents argue, with regard to the section in question, that it limits the sale of all of the Company’s assets, whereas the Petitioners themselves admit that, as a result of the Transaction, their rights will be diluted, but that a 10% dilution is not subject to the provisions of the section. It was further argued that the sale of all of the Company’s assets refers to a case of “exit”, whereas the Transaction which is presently at hand involves the conversion of the Company’s assets in the Limited Partnership into rights to controlling shares in Shaldieli. Such an operation, according to their argument, does not constitute realization of the Company’s assets. The Company continues to control 50% of the rights in the IPC Partnership, as in the past.

As a marginal note, it should be commented that the Petitioners argued that the opening passage of the section also applies, because, in fact, this is a merger transaction. The Respondents, on the other hand, argued in this context that the Agreement must be interpreted according to the law of the State of Delaware, and that, according to that law, the Transaction which is presently at hand is not a merger transaction, because it does not constitute a statutory merger.

The Petitioners further argued that Subsection (iii) also applies to the Transaction which is presently at hand, because, following the allocation of shares in Shaldieli, IPC’s assets will be transferred to the subsidiary against the allocation of 90% of the shares in Shaldieli to IPC (whereby, at a later date, an additional dilution down to 81.5% may be expected). In other words, in actual fact, 10% (and, at a later date, even more) of the value of IPC has been allocated to third parties. Such an operation requires the consent of the majority shareholders, pursuant to Subsection (iii).

The Respondents argued that Subsection (iii) does not apply. The provisions of that subsection, according to their argument, limit the issue of shares in a company, when the objective of the issue is to prevent a change in the balance of forces between ITC and Bontan in IPC. In the Shaldieli Transaction, however, this is not what happened. No change took place in the Company’s shares; Bontan still holds 77% of the shares, as it did before the Transaction was implemented. Nor is there any change in the internal relations within IPC, and accordingly, it is not appropriate to apply the provisions of this subsection.

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According to an argument that was set forth by the Petitioners, Subsections (v) and (vi) also apply, because the Shaldieli Agreement includes a generous benefits package which Mr. Cooper will receive in his new position at Shaldieli, including salary and built-in pay raises, considerable annual bonuses, options for shares, and more. The granting of such a benefits package is not possible without the consent of IPC.

The Respondents argue that these subsections also do not apply, because the Agreement is between IPC and Shaldieli, and not between IPC and ITC or Cooper. The remuneration which Cooper will receive as Chair of the Board of Directors of Shaldieli is a remuneration from Shaldieli, and not from IPC.

The Respondents further argued that, even if Section 2 (d) applies to the Shaldieli Agreement, Section 2 (e) of the Shareholders’ Agreement reflects a reservation with regard to its applicability. Section 2 (e) expresses a reservation with regard to that set forth in the above-cited Section 2 (d). It states that, notwithstanding that set forth in Section 2 (d), there are operations which do not require the consent of the shareholders, including – according to subsection (i) of that section, the following operations –

The farmout, option, sale, assignment, mortgage or other transfer of all or a portion of the Offshore Israel Project, for the purpose of conducting exploratory or development operations on the Licenses or Permit.

According to an argument that was set forth by the Respondents, this section empowers ITC to perform, in the name of IPC, the sale of all or part of the rights in the project, when the sole limitation is that ITC shall not carry out a transaction with itself and shall not discriminate against Bontan – which it did not do in the present Transaction. According to their argument, the objective of the closing passage of Section 2 (e) is also upheld thereby, because the Shaldieli Transaction was intended for the raising of capital, which is required for the development of the project.

The Petitioners claim that the present Transaction was not intended for the performance of such operations, and accordingly, Section 2 (e) does not apply to it – neither in light of the wording of the section or in light of its logic. According to their argument, the section applies only in the case of transactions which are directly intended to enable oil or gas exploration. In the case which is presently at hand, the Transaction transferred IPC’s rights to a company which is devoid of any content whatsoever – Shaldieli. The fact that it is possible that, at the end of the process, this company will be used in order to raise capital, the purpose of

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which will be the performance of exploratory operations, is not sufficient to justify the statement that Section 2 (e) applies under the circumstances of the case.

As set forth above, in this chapter of the ruling, the Court is required to evaluate the chances that the Action will succeed. Because the Action is presently at a very preliminary stage, this involves the prima facie evaluation of chances, and no more. In this context, and as shall be set forth below, I believe that the Action has a chance to succeed; nonetheless, there are worthy defense arguments, which it will be appropriate to examine in depth. This means that it is not possible to determine, at this stage, that the chances that the Action will succeed are extremely high.

Thus, I believe that, although the interpretation which is argued by Bontan for the provisions of the Shareholders’ Agreement is a possible interpretation, we cannot rule out the possibility that the interpretation which is argued by the Respondents for the provisions in question will be accepted. As set forth above, the Agreement was intended, on one hand, to enable Mr. Cooper to manage the Company himself, and, on the other hand, to prevent him from performing various operations which were expressly set forth in the Agreement, without the consent of the Petitioners.

The Transaction which is presently at hand is, admittedly, a transaction involving the transfer of IPC’s property to another entity, and accordingly, the provisions of Section 2 (d) (ii) of the Shareholders’ Agreement prima facie apply to it. Nonetheless, the transfer is to a subsidiary of IPC, in such a way as not to change the balance of forces between the Parties in IPC, relative to the situation which preceded the Transaction.

The principal reservation expressed by the Petitioners is accordingly not with regard to the actual transfer of the rights, but rather, with regard to the fact that the protection which was conferred upon them in the Shareholders’ Agreement will no longer be conferred upon them following the Transaction, when IPC’s property is held by its subsidiary – Shaldieli.

Indeed, it is possible that the Parties sought to prevent such a possibility within the framework of the Shareholders’ Agreement. At the same time, there is also another possible interpretation, according to which the Agreement does not apply to such a transfer, but rather, only to a transaction in which IPC were to sell the entirety of its rights to an extraneous third party, in the form of an “exit”, and not to his own subsidiary.

A similar interpretive doubt applies to the interpretation of the remaining subsections of Section 2 (d), in light of the arguments by the Parties as set forth above.

Above and beyond this interpretive doubt, there is also an interpretive doubt with regard to the interpretation of Section 2 (e). In this context, the doubt refers to the question of whether a transaction such as the Transaction which is presently at hand – which, according to an argument that was set forth by the Respondents, is meant, at the end of the process, to enable IPC to raise funds on the Stock Exchange, monies which will be

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used for the purpose of oil and gas exploratory operations – is a transaction which is exempt from obtaining the consent of the majority shareholder, pursuant to Section 2 (e).

In fact, this is not – as the Petitioners claim it is – a transaction with the immediate and direct purpose of gas or oil exploration – such as payment to a company which performs drilling, in exchange for a percentage of a PC (as was done in the transaction with the Geo Global drilling company).

Nonetheless, we must not ignore the fact – which, in fact, is not in dispute – that IPC, in the past, lost rights to which it had held licenses, because it did not have enough cash money. The Respondents argued, in this context, that, from its former ownership of 95.5% of two Licenses and a permit, IPC’s share was diluted to ownership of one-half the share of the Limited Partnership, which holds only some 13% of the rights in the two Licenses. Without going into the dispute between the Parties on the question of financing, there can be no doubt that, due to a lack of financing, IPC is losing rights which it had held within the framework of the Licenses, and accordingly, it is not impossible that it may lose additional rights in the future.

The possibility that IPC will have to put up additional amounts of money for the purpose of drilling operations, by virtue of a decision by the Steering Committee, is not an actual, concrete possibility. At the same time, such a possibility could come to pass, and if it does, it is definitely possible that IPC will not be able to put up the amounts required, and that its share will be diluted yet again – as already happened in the past, as set forth above. Preparing the ground for raising capital from the public is accordingly likely to be considered as an operation which is intended for the purpose of oil or gas exploration.

I believe that this conclusion is reinforced by the fact that Bontan itself, in the past, sought to perform a “shell transaction”. In fact, it is possible that the shell transaction format concerning which Bontan conducted negotiations in the past was different from the Shaldieli Transaction. At the same time, the fact that negotiations were conducted by Bontan indicates that Bontan was aware of the need for IPC to raise capital, and of the fact that such capital is likely to be needed by IPC in the future. It should be commented that the need for possible issue also arises from the Settlement Agreement, which also mentions the possibility of raising capital from the public in Israel.

The Petitioners argued that the Respondents’ interpretation of Section 2 (e) actually renders Section 2 (d) devoid of any content whatsoever. This is because, in actual fact, all of the operations being carried out by IPC are directly or indirectly intended for the purpose of its principal objective, which is oil and gas exploration. Therefore, according to their argument, in light of that interpretation, the Director may perform any sales activity whatsoever – notwithstanding the prohibitions set forth in Section 2 (d), because any such sale can be considered as a sale which is intended to promote the oil or gas exploration activity.

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Counsel for the Respondents replied to that argument by stating that Section 2 (e) applies to the Transaction which is presently at hand, but that it does not necessarily apply to any sale transaction which is carried out by IPC. It does not apply, for example, to an “exit” transaction – that is, a transaction whereby IPC sells its assets and exits from the scene. In such a case, there can be no doubt that the transaction was not intended to promote the objective of oil and gas exploration.

The Petitioners also argued that, as of today, there is no concrete fear that IPC will be short of monies required to finance drilling. This is because, by virtue of the agreement with the Ofer Group, the Ofer Group undertook to make an amount of up to $28 million available for two drilling operations by July of this year. At a later stage, according to their argument, if it transpires that the drillings are dry, there will in any event be no need for additional financing. If signs of gas or oil are found in the drillings, it will easily be possible to raise additional amounts of money.

It was further argued that, in any event, IPC’s share in the Licenses today is extremely small (one-half of 13%), and that accordingly, even if financing is required, the relative share which IPC will need for that purpose is not great.

On the other hand, the Respondents argued that it is definitely possible for a situation to arise in which IPC will need to spend additional amounts of money – whether in the context of its other two drilling operations or for other reasons.

Without setting anything in stone with regard to the interpretive differences between the Parties, I believe that there is also interpretive doubt with regard to the interpretation of the above-cited Section 2 (e) of the Shareholders’ Agreement. At this stage, we cannot rule out the argument by the Respondents, which holds that the section was also intended to apply to cases which involve the performance of a transaction such as the present Transaction, which was intended, according to the considerations which were exercised by Mr. Cooper, to enable the raising of capital for the purpose of oil or gas exploratory operations, even if this purpose is an indirect purpose, rather than a direct one. As for the need for additional financing: as set forth above, the existence of such a need also arises from the conduct shown by the Petitioners, which, as set forth above, themselves attempted to engage in a different shell transaction.

In light of the interpretive doubts set forth above, I have already stated that I believe that the Action has a chance to succeed. Nonetheless, it is not possible to determine, at this early stage of the procedures, that its chances of succeeding are very high. Accordingly, for the purpose of allowing the petition for a temporary injunction, it is necessary to examine the question of the balance of convenience. Only if the balance of convenience quite significantly tends to favor the Petitioners will it be appropriate to grant their Petition.

The balance of convenience

I believe the Petitioners have not proved that the balance of convenience clearly tends to favor them.

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First of all, it must be stated that, in the case which is presently at hand, there are significant and irreversible implications for both the decision to grant the Petition and the decision to deny it.

Thus, if the Petition is allowed, I accept the Respondents’ argument that this is likely, with a very great degree of probability, to mean the end of the Shaldieli Agreement. If the Petition is allowed, the injunction will be in force until the end of the procedures in the Action. It is very difficult to assume that the conditions which prevail today will continue to apply throughout that entire period of time, and that it will be possible to carry out the Transaction, as agreed upon today, after the end of the procedures in the Action. Accordingly, the Court must assume that granting the Petition for a temporary remedy is likely to mean that the Shaldieli Agreement will not be implemented, even if, at the end of the process, the Action is denied.

On the other hand, if the Petition is denied, this will mean that the Shaldieli Agreement is likely to be implemented – if it is approved by Shaldieli’s shareholders. Even in such a case, it will not be possible to turn back the clock with regard to the transfer of the rights to Shaldieli, even if the Action is eventually allowed.

I therefore believe that the consideration which should guide the Court, in its ruling on the present Petition, is the examination of the possible damage for each of the Parties, if the Petition is allowed and if it is denied.

As set forth above, if the Petition is allowed, the Respondents will incur damage. With regard to Shaldieli, it will not be able to carry out the Transaction. The shareholders in that company, which purchased its shares while relying on the Transaction, are also likely to be harmed. Significant damage will also be incurred by Respondents No. 5 through No. 9. Thus, if, in fact, the Transaction is a good and important transaction per IPC, a transaction which will enable it to raise capital on the Stock Exchange in the future, in order to ensure that its rights will not be diluted yet again, even more than they have been to date – the loss of the Transaction represents significant damage for IPC and the holders of rights therein.

It should be commented, in this context, that, as set forth above, the business discretion as to the management of IPC’s affairs was given to Mr. Cooper by the Shareholders’ Agreement. Mr. Cooper believes that the Shaldieli Agreement is beneficial and important to IPC. As I see it, the position held by Mr. Cooper – as the person who, as set forth above, was appointed by the shareholders of IPC to manage the company alone, and as the person on whose business discretion the shareholders accordingly relied – should be given weighty consideration.

What is the damage which the Petitioners will incur if the Petition is denied? In order to examine the question of the extent to which the Petitioners will be harmed if the injunction is issued, it is necessary to compare the Petitioners’ situation, if the injunction is not issued, to their situation if it is issued.

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For the purpose of this comparison, it is therefore necessary to take into account the state of affairs which prevailed immediately prior to the filing of the present Petition. This state of affairs is such that, in the course of the last year, two transactions were carried out by IPC which affect the Petitioners’ rights in IPC.

This being so, there can be no dispute that, in May 2010, the Limited Partnership – in which ITC is the general partner, and IPC is the limited partner – was established. As may be seen from the Response by Respondents No. 5 through No. 9, the Partnership was established, inter alia, with the expectation that it would be possible to use it as a convenient platform for raising capital. The establishment of the Limited Partnership was accompanied by the transfer of all of IPC’s rights in the project to the Partnership.

Accordingly, once the Partnership was established, IPC, in any event, no longer directly holds rights in the project or the Licenses. Once the Limited Partnership was established and IPC’s rights, in their entirety, were transferred to it, there is, in any event, a barrier between IPC and rights in question. In any event, the Partnership is managed by the general partner, ITC. In any event – to the extent that Bontan once held protection by virtue of the Shareholders’ Agreement, that protection to longer applies to the activity of the Limited Partnership.

The Petitioners argued, in this context, that the transfer of the rights to the Limited Partnership was carried out unlawfully. They argued that, notwithstanding the fact that the rights which IPC had held were transferred to the Partnership, in fact, no operations were carried out in the Partnership which prejudiced the Petitioners’ rights. It was additionally argued that the Petitioners could have taken steps, had there been an intention of issuing [securities in] the Limited Partnership – they could have petitioned the Court at that time, in an attempt to prevent the issue from being carried out.

I do not believe that these arguments are sufficient to change the conclusion with regard to the balance of convenience. As set forth above, in order to examine the possible damage to the Petitioners in light of the Shaldieli Transaction – it is necessary to compare IPC’s situation prior to the Shaldieli Transaction to its actual situation thereafter. Such a comparison does not need to take into account the question of whether IPC’s situation is what it is as a result of operations which may well be deemed to be in contravention of the Shareholders’ Agreement, or whether, in fact, ITC and Cooper abused this situation. The fact that IPC’s situation is as described above is sufficient to justify the conclusion that the Shaldieli Transaction will not give rise to any significant change in this situation.

In addition, it should be pointed out that, after the implementation of the Shaldieli Transaction, IPC will be able to exercise its powers as a controlling party of a public company, which operates transparently and under regulatory supervision, instead of being a limited partner in a partnership – as it is today.

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Accordingly, the damage claimed by Bontan in the present Petition will not be caused by the approval of the Shaldieli Agreement. This damage already occurred in the past, when IPC’s property was transferred to the Limited Partnership. From this point of view, it accordingly cannot be determined that denying the petition for a temporary injunction will cause the Petitioners to incur significant damage. This is because, as set forth above, this alleged damage was already caused in the past, in May 2010.

It should be noted that the fact that Bontan, in the past, objected to the Limited Partnership transaction, and even claimed that it was tantamount to fraud, cannot change the above conclusion. First of all, as stated above, in order to examine the damage which will be incurred by Bontan if the Petition is denied, we must take into account the situation as it currently exists – irrespective of the question of whether Bontan believes that ITC was not entitled to transfer IPC’s property to the Limited Partnership. Furthermore, it should be noted that there can be no dispute that, notwithstanding Bontan’s alleged objection to the transfer of the likely the Limited Partnership, Bontan, with the exception of an expression of protest with regard to that transaction (in the e-mail message which was sent by Mr. Robinson on October 1, 2010 – Appendix 9 to the Petition), did not take any legal action whatsoever in order to bring about the cancellation of that transaction.

This comment on the part of Bontan prima facie gives rise to the deduction that Bontan either was not sure that Mr. Cooper was really not allowed to carry out the transaction in question, or that it believed that the transaction did not cause it to incur significant damage. If this is really the case – with regard to the transaction for the transfer of IPC’s rights to the Limited Partnership, it can also be determined that, from Bontan’s point of view, there is doubt as to its right to appeal against the possibility of carrying out the Transaction without its consent. Furthermore, from Bontan’s point of view, it is quite possible that the Transaction which is presently at hand (similarly to the transaction for the transfer of the rights to the Limited Partnership) is a good transaction, which will be beneficial for Bontan as well.

Over and above the transfer of the rights to the Limited Partnership, IPC, on October 11, 2011,  engaged in an agreement with the Ofer Group (the agreement was attached as Appendix 10 to the Petition). As set forth above, in that agreement, one-half of all of the Limited Partnership’s rights were conferred upon the Ofer Group, in exchange for an undertaking by the Ofer Group to invest an amount of up to $28 million in the capital of the Partnership, which would be transferred for the purpose of financing the Partnership’s share in the performance of the first two drilling operations in the area of the Licenses, subject to certain limitations.

The Petitioners did not prevent the implementation of that transaction. According to their argument, although that agreement was signed without their knowledge, Bontan, after examining it, accepted the general terms of the transaction, while protesting against the way in which it was carried out (see Appendix 11 to the Petition). The Petitioners’ position with regard to the agreement with the Ofer Group, to a certain extent, also weakens their position in the Petition which is presently at hand, because the Petitioners, with regard to that transaction as well, refrained from insisting on their alleged rights by virtue of the Shareholders’ Agreement.

As set forth above, the Petitioners raised arguments with regard to additional alleged damages which the Shaldieli Transaction is likely to cause them to incur, above and beyond harm to the protection which was granted to them by the Shareholders’ Agreement. Thus, they argued that the Shaldieli Transaction would

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cause 10% of the Petitioners’ assets to be taken from them (a percentage which is likely to increase to approximately 20%). Additional harm is represented by the fact that resources will be diverted to various functionaries, and an amount of up to $2 million will be transferred for Cooper’s benefit. The Petitioners also argued that the transfer of the activity to a company which is traded on the Stock Exchange in Israel will impose difficulties upon the Petitioners.

I believe that these arguments are not sufficient to change my conclusion as set forth above with regard to the balance of convenience. As for the terms of the Transaction and the percentage of IPC’s dilution within the Transaction: at this stage, the argument that was set forth by the Respondents, pursuant to which these conditions are reasonable and generally accepted conditions in similar transactions, has not been refuted.

With regard to the amounts which Mr. Cooper received – first of all, this damage is reversible, because, should the Court eventually decide that these conditions go beyond what is reasonable and generally accepted, it will be possible to order Mr. Cooper to return some of the money. Furthermore, as set forth above, it was agreed that any benefit to which Cooper will be entitled, beyond the basic salary of $20,000, would be deposited in trust and would be held there until the approval of the majority of shareholders in IPC for the Transaction was obtained, or until the approval of the Court was obtained. For this reason as well, it is not possible to allow the Petition, solely and exclusively in light of the arguments that have been set forth with regard to the terms of Mr. Cooper’s employment.

It should be added, in this context, that ITC, within the framework of the Shaldieli Transaction, waived the amounts which it was entitled to receive by virtue of the Settlement Agreement, in which it was agreed that it would receive the amounts which is customary for a general partner in the sector, in the context of an offering to the public. This matter as well is of significance in examining the implications of the Shaldieli Agreement for IPC and for the Petitioners.

As for the arguments which hold that the issue would impose difficulties on Bontan, in light of the transfer of the activity to a company which is traded on the Stock Exchange in Israel: as set forth above, Bontan itself considered carrying out a similar transaction, and accordingly, even if the issue is capable of imposing difficulties upon it, the damage involved is not significant, because Bontan, under certain circumstances, agreed to carry out a shell transaction with a publicly traded company.

To sum up this point: from the standpoint of the balance of convenience, the possible harm to the Petitioners, should the Petition be denied, is less than the possible harm to the Respondents, should it be allowed. This is because part of the damage claimed by the Petitioners in the Petition was already incurred by them at the time of the transfer of IPC’s rights to the Partnership. Other alleged damages are irreversible or insignificant.

The arguments of delay

The Respondents claimed that the Petition should also be denied due to the delay in filing it.

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I believe that the Petitioners did, in fact, delay the filing of the Petition. There can be no dispute that the Petitioners knew of the intention to carry out the Transaction as early as October 2010 – the Transaction was reported to the Exchange by Shaldieli on October 17, 2010, and Bontan was aware of this. Mr. Cooper informed Mr. Robinson – who is the Petitioners’ advisor (according to their own argument) – as early as October 25, 2010, that the completion of the Transaction was expected to take place in November 2010. Counsel for Bontan threatened to file a legal action, but did not do so.

According to an argument that was set forth by the Petitioners, the information with regard to the Transaction came to their attention only on December 11, 2010. Even if we were to accept this argument, the Petitioners have no explanation for the lateness of the date on which the Petition was filed. The Petitioners sent letters, in which they announced their opposition to the Transaction, in mid-December 2010; nonetheless, they filed the Petition only on January 4, 2011 – less than two weeks before the date of convocation of the General Meeting of Shaldieli’s shareholders. The belated filing of the Petition gave rise to an extremely tight schedule, from the standpoint of both the Respondents and the Court. Under the circumstances of the case, the delay (even if, as the Petitioners point out, said delay comes to approximately three weeks) is significant.

I believe that weighty consideration should be given to that delay in the filing of the Petition. For several reasons. First of all, I believe that the Parties to the Shaldieli Transaction were aware of the fact that the Petitioners knew of the intention to implement a Transaction. They were also aware of the Petitioners’ alleged opposition to the Transaction. As time went by, additional expenses were incurred for the purpose of promoting the Transaction, and transactions in the shares of Shaldieli were carried out. The passage of time enabled the Parties to rely on the assumption that the Petitioners would not approach the Court; the extent of their reliance continue to increase as time passed without the Petitioners – notwithstanding their declaration that they would do so – actually approaching the Court.

The Petitioners argued that the other party entered into the Shaldieli Transaction with hesitations, with regard to the question of whether his actions were legitimate. This argument, however, works against the Petitioners as well – precisely on the assumption that Mr. Cooper and Shaldieli hesitated, the passage of time enabled them, as set forth above, to assume that the Petitioners had no real argument against the Transaction – because they were not approaching the Court in order to enforce their rights.

Moreover, the fact that the Petitioners waited for a not inconsiderable period of time is also likely to attest to their bad faith. One of the Petitioners’ considerations in delaying their approach to the Court may well have been their assumption that doing so belatedly was likely to impose greater pressure on the Respondents. If these were, in fact, the Petitioners’ motives, this point should also be given weighty consideration, because, as we all know, good faith and moral probity on the part of a petitioner for a temporary remedy are significant considerations, which the Court must examine when deciding on a petition for a temporary remedy.

This consideration, then, in combination with the consideration concerning the balance of convenience, leads to the denial of the Petition.

Accordingly, for all of the reasons that have been set forth above, I believe that the Petition must be denied.

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The Petitioners shall bear the costs of Respondents No. 1 through No. 4 and Respondents No. 5 through No. 9, in a total amount of NIS 30,000 for each group of Respondents.

This case is set for an internal reminder notice on January 31, 2011.

The Petitioners shall inform the Court, by and no later than that date, as to how they wish to continue the procedures in the Action, and the continuation of the procedures will be determined accordingly.

Handed down on this day, 10 Shevat 5771, January 15, 2011, in the absence of the Parties.

Ruth Ronen, Judge

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